SRIVARU HOLDING LIMITED

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

September 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Attention:	Eranga Dias
Erin Purnell

RE:	SRIVARU Holding Limited (the “Company”)
Registration Statement on Form F-4
File No. 333-272717

Dear Mr. Dias and Ms. Purnell:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-272717) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on September 8, 2023, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to Rajiv Khanna at (212) 318-3168 or Lee McIntyre at (713) 651-5328 of Norton Rose Fulbright (US) LLP, and that such effectiveness also be confirmed in writing.

Very truly yours,

SRIVARU Holding Limited

By:	/s/ Mohanraj Ramasamy
Name:	Mohanraj Ramasamy
Title:	Director